FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta to launch new TOUCHDOWN® brands to expand market share in $1 billion US glyphosate market”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: November 25, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta to launch new TOUCHDOWN® brands to expand market share in $1 billion US glyphosate market

Basel, Switzerland, November 25, 2003

Syngenta today announced plans to launch two new TOUCHDOWN® herbicide products in the USA for the 2004 season - Touchdown Total™ and Touchdown Hitech™. These products will complement the established Touchdown IQ™ and Touchdown® CF offer.

Touchdown Total™ is a glyphosate herbicide product containing IQ Technology. It is targeted mainly for glyphosate-tolerant crops and will be labeled for use in soybeans, cotton and corn, in addition to pre-emergence treatments in conservation tillage systems.

Touchdown Hitech™ is a highly concentrated glyphosate product designed mainly for markets where customers use their own additives, and to penetrate dense foliage.

These new glyphosate-based herbicides have been developed as novel formulations to better meet the needs of specific markets. They will be used for herbicide-tolerant systems, no-till weed control, clearing fallow land and applications in the tree, nut and vine markets.

Mike Mack, President of Syngenta Crop Protection for North America said: “The glyphosate herbicide market in the US is a significant opportunity for Syngenta across all major crops. Syngenta is further strengthening its leading product portfolio by offering additional Touchdown® herbicides that are tailored to meet important needs of growers”.

Touchdown Total™ was registered by the U.S. Environmental Protection Agency (EPA) in November 2003. Registration of Touchdown Hitech™ is expected in the first quarter of 2004.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.